November 6, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Larry Spirgel

RE:	Aja Cannafacturing, Inc. Preliminary Information Statement on Schedule 14C Filed October 24, 2014 Response dated November 3, 2014 Amendment No. 1 to Form 8-K Filed November 3, 2014 File No. 000-55014

Dear Mr. Spirgel:

I write on behalf of Aja Cannafacturing, Inc., (the “Company”) in response to Staff’s letter of October 31, 2014, by Larry Spirgel, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Preliminary Information Statement on Form Schedule 14C filed October 24, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Amendment No. 1 to Form 8-K

Item 5.01 Changes in Control of Registrant

1.                   Please further revise your disclosure under Item 5.01 to provide information that would be required under Form 10 pursuant to the Securities Exchange Act. Please refer to Item 5.01(a)(8) of Form 8-K. We note that prior to the change of control transaction on October 17, 2014, your interim financial statements from Form 10-Q filed July 21, 2014 showed nominal assets, cash and operations. Alternatively, please provide an analysis of your shell company status under Rule 12b-2 of the Securities Exchange Act.

The Company does not believe that it is a “shell company” within the meaning of Rule 12b-2 under the Exchange Act. In order to be considered a “shell company,” the registrant must have “no or nominal operations” and nominal assets other than cash and cash equivalents. The Company’s interim financial statements for the three and nine month periods ended May 31, 2014 do not reflect either of these conditions. The Company’s assets, net of cash, were $106,824 as of May 31, 2014. The Company does not believe that non-cash assets in excess of $100,000 can be considered “nominal” under any reasonable interpretation of that term. Further, the Company’s statements of operations and other disclosures reflect an active, operating business which has generated revenues and which has consistently expended considerable funds in pursuit of its business plans.

The Company has not considered itself to be a shell company since it first began to generate revenues during its quarter ended November 30, 2012. In its Quarterly Report for the three months ended November 30, 2012, the Company provided all of the information which would be required under a Form 10 registration statement and explicitly stated that it was doing so, stating “The information contained in this Quarterly Report is intended to provide "Form 10 information" within the meaning of Rule 144(i)(3) under the Securities Act of 1933.” Since the filing of that Quarterly Report, the Company has consistently indicated in its periodic reports that it is not a shell company.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Joe Laxague

Joe Laxague, Esq.

Enclosure (Acknowledgment by the Company)

Aja Cannafacturing, Inc.

31500 Grape Street

Suite #3345

Lake Elsinore, CA 92532

Via EDGAR

November 6, 2014

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

RE:	Aja Cannafacturing, Inc. Preliminary Information Statement on Schedule 14C Filed October 24, 2014 Response dated November 3, 2014 Amendment No. 1 to Form 8-K Filed November 3, 2014 File No. 000-55014

Dear Mr. Spirgel:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated October 24, 2014 by Larry Spirgel, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Aja Cannafacturing, Inc.

/s/ Kendall Smith

By:	Kendall Smith
Chief Executive Officer

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